Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-182380
February 6, 2013

GENERAL GROWTH PROPERTIES, INC.
6.375% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per Share)

February 6, 2013

Issuer:	General Growth Properties, Inc.

Security:	6.375% Series A Cumulative Redeemable Preferred Stock

Number of Shares:	10,000,000 (11,500,000 shares if the underwriters’ over-allotment option is exercised in full)

Public Offering Price:	$25.00 per share; $250,000,000 total (not including the underwriters’ over-allotment option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $7,875,000 total (not including the underwriters’ over-allotment option to purchase additional shares)

Net Proceeds, before Expenses, to the Issuer:	$24.2125 per share; $242,125,000 total (not including the underwriters’ over-allotment option to purchase additional shares)

Maturity Date:

Perpetual (unless redeemed by the Issuer on or after February 13, 2018 or pursuant to its special optional redemption right, or REIT qualification optional redemption right, or converted by a holder in connection with a Change of Control).

Trade Date:	February 6, 2013

Settlement Date:	February 13, 2013 (T+5)

Liquidation Preference:	$25.00, plus accumulated and unpaid dividends

Dividend Rate:	6.375% per year of the $25.00 per share liquidation preference (equivalent to $1.59375 per year per share), accumulating from and including February 13, 2013.

Dividend Payment Dates:

On or about January 1, April 1, July 1 and October 1 of each year. The first dividend on the Series A preferred stock will be paid April 1, 2013. Dividends on the Series A preferred stock will accrue and accumulate, however, whether or not the Issuer has earnings, whether or not there are funds legally available for payment of dividends and whether or not such dividends are declared by the Board of Directors of the Issuer.

Optional Redemption:

Except with respect to the special optional redemption and REIT qualification optional redemption provisions described below, the Issuer may not redeem the Series A preferred stock prior to February 13, 2018.

On or after February 13, 2018, the Issuer , at its option, may redeem the Series A preferred stock, in whole at any time or in part from time to time, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

Special Optional Redemption:

Upon the occurrence of a “Change of Control” (as defined below), the Issuer may, at its option, redeem the Series A preferred stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the Issuer has provided or provides irrevocable notice of redemption with respect to the Series A preferred stock (whether pursuant to its optional redemption right, REIT qualification optional redemption right or special optional redemption right), the holders of Series A preferred stock will not have the conversion right described below with respect to the shares of Series A preferred stock called for redemption (unless the Issuer defaults in the payment of the redemption price and accumulated and unpaid dividends).

Change of Control:

A “Change of Control” is when, after the initial delivery of the Series A preferred stock, the following have occurred and are continuing:

•           the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•           following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the New York Stock Exchange, or the NYSE, the NYSE MKT, or

the NYSE MKT, or the NASDAQ Stock Market, or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series A preferred stock will have the right to convert some or all of the Series A preferred stock held by such holder on the Change of Control Conversion Date (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides irrevocable notice of its election to redeem the Series A preferred stock in which case such holder will only have the right with respect to the shares of Series A preferred stock not called for redemption (unless the Issuer defaults in the payment of the redemption price and all accumulated and unpaid dividends in which case such holder will again have a conversion right with respect to the shares subject to such default in payment)) into a number of shares of the Issuer’s common stock per share of Series A preferred stock to be converted equal to the lesser of:

•           the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of all accumulated and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A preferred stock dividend payment and prior to the corresponding Series A preferred stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

•           2.4679 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration and other conditions as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

Upon such a conversion, the holders will be limited to a maximum number of shares of the Issuer’s common stock equal to the Share Cap multiplied by the number of shares of Series A preferred stock converted. If the Common Stock Price is less than $10.13 (which is approximately 50% of the per-share closing sale price of the Issuer’s common stock reported on the NYSE on February 6, 2013), subject to adjustment, the holders will receive a maximum of 2.4679 shares of the Issuer’s common stock per share of Series A preferred stock, which may result in a holder receiving a value that is less than the liquidation preference of the Series A preferred stock.

If, prior to the Change of Control Conversion Date, the Issuer has provided or provides irrevocable notice of redemption, whether pursuant to its special optional redemption right in connection with a Change of Control, its REIT qualification optional redemption right or its optional redemption right, holders of Series A preferred stock will not have any right to convert the shares of Series A preferred stock selected for redemption and any shares of Series A preferred stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date (in each case, unless the Issuer defaults in the payment of the redemption price and all accumulated and unpaid dividends).

The “Change of Control Conversion Date” is the date the Series A preferred stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series A preferred stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

REIT Qualification Optional Redemption:

If the redemption of a holder’s Series A preferred stock is required to prevent a violation of the Issuer’s Ownership Limit (as defined in the preliminary prospectus supplement), then the Issuer may, at its option, redeem the Series A preferred stock of such holder, in such amount required to comply with the Ownership Limit, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends (whether or not declared) to, but not including, the date of redemption as described in the preliminary prospectus supplement.

CUSIP/ISIN:	370023 202 / US3700232024

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:	RBC Capital Markets, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Listing:	The Issuer intends to file an application to list the Series A preferred stock on the NYSE under the symbol “GGP PrA”.

Anticipated Security Ratings (Moody’s/S&P)*:	NR / B (Not solicited by the Issuer)

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus) and preliminary prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or preliminary prospectus supplement if you request it by calling (i) Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, toll-free 1-866-718-1649 or email prospectus@morganstanley.com; (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 7th Floor, New York, NY 10038, Attention: Prospectus Department, toll-free 1-800-294-1322 or email: dg.prospectus_requests@baml.com; (iii) UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department or toll-free 1-877-827-6444, ext. 561-3884; or (iv) Wells Fargo Securities, LLC, 1525 West W.T. Harris Blvd., NC0675, Charlotte, NC 28262, Attention: Capital Markets Client Support, toll-free 1-800-326-5897 or email: cmclientsupport@wellsfargo.com.

This term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated February 6, 2013 (including the accompanying prospectus). The information in this term sheet supplements such preliminary prospectus supplement and supersedes the information in such preliminary prospectus supplement to the extent it is inconsistent with the information therein. Capitalized terms used in this term sheet but not defined have the meanings given them in the preliminary prospectus supplement. Financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.